UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA

SOCIEDAD ANÓNIMA

(Exact Name of Issuer as Specified in its Charter)

LOMA NEGRA CORPORATION

(Translation of Issuer’s name into English)

Ordinary Shares, nominal value Ps.0.10 per share

(Title of Class of Securities)

54150E104†

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

†This CUSIP has been assigned to the American Depositary Shares (“ADSs”), each representing five Ordinary Shares (as defined in Item 2). No CUSIP has been assigned to the Ordinary Shares.

CUSIP No.	54150E104

1	NAME OF REPORTING PERSON PointState Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 41,994,050
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 41,994,050
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,994,050
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	54150E104

1	NAME OF REPORTING PERSON PointState Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 42,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 42,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0%
12	TYPE OF REPORTING PERSON IA and PN

CUSIP No.	54150E104

1	NAME OF REPORTING PERSON PointState Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 42,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 42,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	54150E104

1	NAME OF REPORTING PERSON Zachary J. Schreiber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 42,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 42,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0%
12	TYPE OF REPORTING PERSON IN

Item 1(a)	Name of Issuer

The name of the issuer is Loma Negra Compañía Industrial Argentina Sociedad Anónima (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices

The Company’s principal executive offices are located at Reconquista 1088, 7th Floor, City of Buenos Aires, Argentina.

Item 2(a)	Name of Person Filing

This statement is filed by:

(i)	PointState Holdings LLC, a Delaware limited liability company (“PointState Holdings”), which serves as the general partner of SteelMill Master Fund LP, a Cayman Islands exempted limited partnership (“SteelMill”) and PointState Fund LP, a Delaware limited partnership (“PointState Fund”);

(ii)	PointState Capital LP, a Delaware limited partnership (“PointState”) which serves as the investment manager of (i) SteelMill, (ii) PointState Fund, (iii) Conflux Fund LP, a Delaware limited partnership (“Conflux”) and (iv) PointBridge Master Fund LP, a Cayman Islands limited partnership (“PointBridge”); and the managing member of PointState Argentum LLC, a Delaware limited liability company (“PointState Argentum”) which, in turn, serves as the investment manager of PointArgentum Master Fund LP, a Cayman Islands exempted limited partnership (“PointArgentum Master”);

(iii)	PointState Capital GP LLC, a Delaware limited liability Company, which serves as general partner to PointState (“PointState GP”); and

(iv)	Zachary J. Schreiber (“Mr. Schreiber”), who serves as managing member of (i) PointState Holdings, (ii) PointState GP and (iii) Conflux Holdings LLC, which, in turn, serves as the general partner of Conflux.

PointState Holdings, PointState, PointState GP and Mr. Schreiber are hereinafter sometimes collectively referred to as the “Reporting Persons.” SteelMill, Conflux, PointState Fund, PointArgentum Master Fund and PointBridge Master Fund are hereinafter sometimes collectively referred to as the “Funds.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons are filing this statement jointly with respect to the same securities as contemplated by Rule 13d-1(k)(1), not as members of a group.

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Item 2(b)	Address of Principal Business Office or, if None, Residence

The address of the business office of each of the Reporting Persons is care of PointState Capital LP, 40 West 57th Street, 25th Floor, New York, NY 10019.

Item 2(c)	Citizenship

PointState Holdings, PointState and PointState GP are organized under the laws of Delaware. Mr. Schreiber is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities

Ordinary Shares, nominal value Ps.0.10 per share (“Ordinary Shares”).

Item 2(e)	CUSIP No.

No CUSIP No. has been assigned to the Ordinary Shares. The CUSIP No. 54150E104 has been assigned to the ADSs.

Item 3.	If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☑	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

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If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

The information in Items 5 through 9 and Item 11 on the cover pages to this Schedule 13G is hereby incorporated by reference.

All percentages of Ordinary Shares outstanding contained herein assume that 596,026,490 Ordinary Shares are outstanding as of November 1, 2017, as reported in the Company’s 6-K, filed with the Securities and Exchange Commission on November 13, 2017.

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

The Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Company securities held by them; except as set forth herein, the interest of any one such Fund does not exceed 5% of the Ordinary Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

The information in Items 2 and 4 is hereby incorporated by reference.

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

POINTSTATE HOLDINGS LLC

By:	/s/ Zachary J. Schreiber
Name: Zachary J. Schreiber
Title: Managing Member

POINTSTATE CAPITAL LP

By:	/s/ Zachary J. Schreiber
Name: Zachary J. Schreiber
Title: Managing Member

POINTSTATE CAPITAL GP LLC

By:	/s/ Zachary J. Schreiber
Name: Zachary J. Schreiber
Title: Managing Member

By:	/s/ Zachary J. Schreiber
Name: Zachary J. Schreiber

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JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G in respect of the Ordinary Shares of Loma Negra Compañía Industrial Argentina Sociedad Anónima is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

EXECUTED this 14th day of February, 2018.

POINTSTATE HOLDINGS LLC

By:	/s/ Zachary J. Schreiber
Name: Zachary J. Schreiber
Title: Managing Member

POINTSTATE CAPITAL LP

By:	/s/ Zachary J. Schreiber
Name: Zachary J. Schreiber
Title: Managing Member

POINTSTATE CAPITAL GP LLC

By:	/s/ Zachary J. Schreiber
Name: Zachary J. Schreiber
Title: Managing Member

By:	/s/ Zachary J. Schreiber
Name: Zachary J. Schreiber

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